SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On December 8, 2014, a Special Meeting of Shareholders of Broadmark Tactical Plus Fund (the "Fund"), was held for the purpose of voting on the following Proposal:

To approve an Agreement and Plan of Reorganization ("Reorganization Plan"), between the Fund and Salient MF Trust, on behalf of its series, Salient Broadmark Tactical Plus Fund (the "Acquiring Fund"). Under this agreement, the Fund would transfer all of its assets to the Acquiring Fund in exchange for Class F shares of the Acquiring Fund and the Acquiring Fund will assume all of the Fund's stated liabilities. These Class F shares would be distributed, as described in the accompanying proxy statement and prospectus, proportionately to you and the other shareholders of the Fund, in redemption of and in exchange for the shares of the Fund.

The total number of shares of the Fund present in person or by proxy represented 60.67% of the shares entitled to vote at the Special Meeting.

The shareholders of the Fund voted to approve the Reorganization Plan.  The votes cast with respect to the Reorganization Plan were as follows:

Number of Shares
For	Against	Abstain
755,638	12,704	264,335